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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue, 21st Floor
(No. and Street)

Montreal (City) QC (State) H3B 4G7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

André Zanga 514-871-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600 de la Gauchetière Street West, Suite 1900 (Address) Montreal, (City) QC (State) H3B 4L8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DO 12/17

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Bantey

* Member of the Bar of the Province of Québec (No. 188388-7) and ex officio Commissioner of Oaths

Available for Public Inspection

Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2012



Independent Auditor's Report

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2012 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally acepted in the United States of America established by the American Institute of Certified Public Accontants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Québec, Canada
November 20, 2012

[1] CPA auditor, CA public accountancy permit no. A121364

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2012 (in U.S.$)

ASSETS		
Cash	$	274,856
Securities purchased under agreements to resell		5,026,178
Receivable from broker-dealers		1,242
Other assets		13,737
Total assets	$	5,316,013
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses and other liabilities	$	92,684
Income taxes payable		110,580
Total liabilities		203,264
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		25,000
Retained earnings		5,087,749
Total stockholder's equity		5,112,749
Total liabilities and stockholder's equity	$	5,316,013

The accompanying notes are an integral part of these financial statements.

On behalf of the Board,



Director .... Director ....

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2012 (in U.S.$)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial government and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt. Substantially all of these activities are conducted on behalf of the Company's clients, which are strictly comprised of financial institutions and other broker-dealers and are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

Use of estimates

The preparation of a financial condition in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded in the financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Boards ("FASB"), Accounting Standards Codification ("codification"), Fair Value Measurements and Disclosures.

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2012 (In U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with FASB Codification, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

Securities financing transactions

The Company enters into resale and repurchase agreements, as well as bank loans in order to finance Company inventory positions and to obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in a currency other than the functional are translated into U.S. dollars at the year-end rates of exchange.

Casgrain & Company (USA) Limited
Notes to Financial Condition

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

New accounting development

Guidance on effective control in repurchase agreements:

In April 2011, the FASB issued new accounting guidance, which eliminates the requirement for entities to consider whether the transferor has the ability to repurchase the financial assets in a repurchase agreement. This requirement was one of the criteria that entities used to determine whether the transferor maintained effective control. The new effective guidance will be effective beginning October 1, 2012. The adoption of this new guidance will not have an impact on the Company's statement of financial condition.

Converged requirements for fair value measurement and disclosure - U.S. GAAP and International Financial Reporting Standards ("IFRS")

In May 2011, the FASB issued an accounting update which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The update clarifies the application of existing fair value measurement guidance and changes certain principles or requirements for measuring fair value or disclosing information about fair value measurement. This new guidance will be effective beginning October 1, 2012. The adoption of this new accounting update will not have an impact on the Company's statement of financial condition.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting development (Continued)

New balance sheet offsetting disclosure requirements

In December 2011, the FASB issued an accounting update which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments. The new disclosures are designed to make a statement of financial condition that is prepared under U.S. GAAP more comparable to one prepared under IFRS. Generally, it is more difficult to qualify for offsetting under IFRS than it is under U.S. GAAP. As a result, entities with significant financial instruments portfolios that report under IFRS typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose statement of financial condition is prepared under U.S. GAAP. The new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements will be effective beginning October 1, 2013 and as the accounting update is an update for presentation, it will not have an impact on the Company's statement of financial condition.

3 - FAIR VALUE

Fair value measurements

FASB Codification, Fair value measurements and its guidelines, define fair value, establish a framework for measuring fair value, outline a fair value hierarchy based on inputs used to measured fair value and enhance disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under FASB Codification prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted price in active markets for identical assets or liabilities which the Company has the ability to access.

Level 2: Quoted prices in markets that are not considered to be active or model inputs that are observable for the assets or liabilities, either directly or indirectly.

Casgrain & Company (USA) Limited
Notes to Financial Condition

3 - FAIR VALUE (Continued)

Fair value measurements (Continued)

Level 3: Price or valuation techniques which require inputs that are both unobservable and significant to the overall fair value measurement for the asset or liability. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy, the hierarchy level is based on the lowest level input that is significant to the fair value measurement in its entirety.

4 - RECEIVABLE FROM BROKER-DEALERS

As at September 30, 2012, receivable from broker-dealers consisted solely of net receivable arising from unsettled regular-way transactions.

5 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial condition. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of clearing entrance fees not currently deductible.

6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial condition for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2012, the Company had deposit securities having a market value of $43,762 to satisfy margin deposits requirements.

6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial condition for these indemnifications.

7 - FINANCIAL INSTRUMENTS

Fair value of financial instruments

Financial instruments owned, financial instruments sold, but not yet purchased are carried at fair value, which is defined in Note 3. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

Risk management and trading activities

The Company's trading activities consist in trading debt securities of Canadian governments (federal, provincial, municipal and public sector entities) and of the U.S. government, as well as corporate debt securities with clients. While trading is generated by client order flow, the Company may also take proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

– Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Casgrain & Company (USA) Limited
Notes to Financial Condition

7 - FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company attempts to mitigate its exposure to market risk by entering into offsetting positions in other financial instruments and by reviewing trading positions and limits.

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the date of the financial condition. In the case of resale and repurchase agreements as well as on and off-balance sheet securities borrowing and lending arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2012 (in U.S.$)

7 - FINANCIAL INSTRUMENTS (Continued)

Credit risk (Continued)

In connection with its trading activities, the Company enters into resale and repurchase agreements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. Resale and repurchase agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect non-performance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

8 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

As at September 30, 2012, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $5,024,950 of which $43,762 was sold or repledged.

Casgrain & Company (USA) Limited
Notes to Financial Condition

September 30, 2012 (in U.S.$)

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2012, the Company had net capital of $4,798,487 which was $4,548,487 in excess of its required net capital of $250,000.

10 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

As at September 30, 2012, the Company had a payable to the Parent of $3,560,324 relating to financial instruments transaction that has not reached their contractual settlement date. This amount is netted with other receivable and payable for unsettled regular-way trades and is reflected in receivable from broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $5,026,178 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2012 amount to $69,243 and are included in accrued expenses and other liabilities.